Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Viveon Health Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1, File No. 333-251112, of our report dated September 10, 2020, except for Note 8 as to which date is December 18, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of August 28, 2020 and for the period from August 7, 2020 (inception) through August 28, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 18, 2020